

November 13, 2009

David West Griffin
Chief Financial Officer and Director
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

      **Re:**    **Energy XXI (Bermuda) Limited**
             **Revised Schedule 14A Preliminary Proxy Statement**
             **Filed November 6, 2009**
             **File No. 1-33628**

Dear Mr. Griffin:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                Sincerely,

                H. Roger Schwall
                Assistant Director

cc:    <u>Via Facsimile</u>
       Mark Kelly, Esq.
       (713) 758-2346